The Quantum Group, Inc.     sm

         "healthcare solutions for a new generation"  sm

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Attn: Jorge Bonilla

         Senior Staff Accountant

August 17, 2006

Re:

Response to additional comment dated August 14, 2006 to The Quantum Group, Inc.

Form 10-KSB/A for the year ended 10-31-05

Filed on 2/14/06

File No. 000-31727

Dear Mr. Jorge Bonilla:

The following is the response to your comment on our 10-KSB for the year ended 10/31/05:

Exhibits 31 and 32

Certifications have been filed to cover the period through the date of the amended 10-KSB.

Sincerely,

/s/ Donald B. Cohen

Donald B. Cohen

Vice President and Chief Financial Officer

3460 Fairlane Farms Road   ❒   Suite 4   ❒   Wellington, FL  33414   ❒   561.798.9800 office   ❒   561.296.3456 fax

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